Exhibit 99.1

PINTEC ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF 2022

BEIJING, DEC. 23, 2022 (PRNewswire) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Financial Highlights

•	Total revenues were RMB39.82 million (US$5.93 million) for the first half of 2022 compared to total revenues of RMB91.6 million for the same period of 2021.

•

Gross profit decreased by 51.14 % to RMB20.51 million (US$3.06 million) for the first half of 2022 from RMB41.98 million for the same period of 2021. Gross margin was 51.50% for the first half of 2022 compared to 45.82% for the same period of 2021.

•	Loss from operations decreased by 30.89% to RMB23.49 million (US$3.50 million) for the first half of 2022 from RMB33.99 million for the same period of 2021.

•	Net loss increased by 201.79% to RMB123.60 million (US$18.42 million) for the first half of 2022 from RMB40.96 million for the same period of 2021.

First Half 2022 Operating Highlights

•	Total loans facilitated decreased by 71.78% to RMB115.30 million (US$17.18 million) for the first half of 2022 from RMB0.4 billion for the same period of 2021.

•	Loan outstanding balance decreased by 73.32% to RMB92.78 million (US$13.82 million) as of June 30, 2022 from RMB0.3 billion as of December 31, 2021.

•	The following table provides delinquency rates by balance for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16 -30 days	31 -60 days	61 -90 days
December 31, 2017	1.11%	1.02%	0.74%
December 31, 2018	1.27%	2.35%	2.33%
December 31, 2019	1.72%	2.98%	2.86%
December 31, 2020	0.77%	0.97%	0.95%
December 31, 2021	1.00%	1.30%	1.18%
June 30, 2022	0.81%	1.52%	1.13%

Mr. Victor Li, Chief Executive Officer and acting Chief Financial Officer of PINTEC, commented, “In terms of our current development strategy, we will continue to further focus on empowering small and medium economics. We launched the small and medium enterprise (“SME”) technical services last year, which specifically, was to utilize our proven “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of these SMEs. In 2022, our efforts are focused on the development and expansion of various areas based on our SME strategy, which includes but not limited to technology empowerment, big data credit collection, and digital smart credit. As usual, we will continue to solidify our capabilities in data analytics and technology innovation, strengthen our other core competencies and improve our process of our daily operations. Besides, we are continuously devoted to initiating innovative business while optimizing out cost structure to achieve break-even. We are committed to cautious and sustainable growth, and always prepare for any potential uncertainty.

We continue to provide superior digital services and best-in-class solutions with innovative technology, thereby strengthening our relationship with our business partners, satisfying the requirement of our customers, and improving our overall delinquency rate. We will continue to prudently review our cost measures, financial leverage and liquidity position to ensure the successful execution of our future growth plans. We are pleased with the progress we have made so far in 2022 and are committed to achieving the goals we previously set for our business transformation.”

First Half 2022 Financial Results

Total Revenues

Total revenues decreased by 56.53% to RMB39.82 million (US$5.93 million) for the first half of 2022 from RMB91.61 million for the same period of 2021. This decrease was mainly due to the impact of Covid-19 resulting in industry downturn, as well as the Company’s overall business transformation efforts.

•

Revenues from technical service fees decreased by 60.24% to RMB24.16 million (US$3.60 million) for the first half of 2022 from RMB60.76 million for the same period of 2021. This decrease was mainly due to the reduction of risk-sharing loan facilitation business, which in turn resulted in the decrease of off-balance sheet loans facilitated in the first half of 2022.

•

Revenues from installment service fees increased by 4.62% to RMB9.02 million (US$1.34 million) for the first half of 2022 from RMB8.62 million for the same period of 2021. This increase was mainly due to an additional volume of SMEs loans on the Company’s books in the first half of 2022.

•

Revenues from wealth management service fees decreased by 70.12% to RMB6.64 million (US$0.99 million) for the first half of 2022 from RMB22.2 million for the same period of 2021. The decrease in revenue of the wealth management was mainly due to the Company’s initiative to cease from providing distribution service for insurance products with low profit margin in the first half of 2022.

Cost of Revenues

Cost of revenues decreased by 61.09% to RMB19.31 million (US$2.88 million) for the first half of 2022 from RMB49.63 million for the same period of 2021. This decrease was mainly attributable to:

(1) a decrease in funding cost from RMB2.00 million for the first half of 2021 to RMB0.03 million (US$5,000) for the same period of 2022, primarily due to maturity of the funding debts resulting in a significant interest expense reduction;

(2) the provision of credit losses in the first half of 2022 was RMB0.94 million (US$0.14 million), compared to reversal of credit losses of RMB7.49 million in the first half of 2021, which was mainly due to the adjustment of the types of credit loan products that resulted in different provisions for credit losses.

(3) a decrease in origination and servicing cost from RMB54.23million for the first half of 2021 to RMB18.67 million (US$2.78 million) for the same period of 2022, primarily attributable to a reduction in collection expenses and user acquisition costs;

(4) a decrease in guarantee recoveries from RMB0.62 million in the first half of 2021 to RMB0.36 million (US$0.05 million) in the same period of 2022 which was mainly due to the decreasing amount of assets being guaranteed;

(5) a decrease in price split cost to Jimu Holdings Limited and its subsidiaries and variable interest entities (“Jimu Group”) from RMB1.52 million for the first half of 2021 to RMB0.03 million (US$5,000) for the same period of 2022, primarily attributable to the expiration of the loan facilitated under risk-sharing model with Jimu Group.

Gross Profit

Gross profit decreased to RMB20.51 million (US$3.06 million) for the first half of 2022 from RMB41.98 million for the same period of 2021. Gross margin was 51.50% in the first half of 2022 compared to 45.82% in the same period of 2021.

Operating Expenses

Total operating expenses decreased by 42.08% to RMB44.00 million (US$6.56 million) for the first half of 2022 from RMB75.97 million for the same period of 2021. The Company has been continuously optimizing and refining its organizational structure, marketing strategies and product matrix since the beginning of 2021.

•

Sales and marketing expenses in the first half of 2022 decreased by 30.11% to RMB13.89 million (US$2.07 million) from RMB19.87 million in the same period of 2021. This decrease was primarily driven by the decrease in payroll cost.

•

General and administrative expenses in the first half of 2022 decreased by 48.39% to RMB19.57 million (US$2.92 million) from RMB37.9 million in the same period of 2021. This decrease was primarily driven by strict overall cost control for the reduction of various items including, among other things, professional services fees and payroll cost.

•

Research and development expenses in the first half of 2022 decreased by 34.89% to RMB10.54 million (US$1.57 million) from RMB16.19 million in the same period of 2021, primarily driven by personnel structure optimization as part of the business transformation.

Loss from operations

Loss from operations decreased by 30.89% to RMB23.49 million (US$3.50 million) for the first half of 2022 from RMB33.99 million for the same period of 2021.

Other income and expenses

Other income and expenses increased by 1042.37% to RMB98.70 million (US$14.71 million) for the first half of 2022 from RMB8.64 million for the same period of 2021. The increase was primarily driven by impairment provided to long-term investments in the first half of 2022. In accordance with market changes, and after reviewing the investee’s cash position, the financial and business performance, the Company assessed that impairment exists and the fair value of the long-term investments was lower than the carrying value. Therefore, the Company made impairment of the long-term investments in the amount of RMB86.60 million (US$12.90 million) in the first half of 2022, including equity investments without readily determinable fair values of RMB50.00 million and available for sale investment of RMB36.60 million.

Net Loss

Net loss increased by 201.79% to RMB123.60 million (US$18.42 million) for the first half of 2022 from RMB40.96 million for the same period of 2021.

Net loss attributable to ordinary shareholders increased by 214.80% to RMB122.04 million (US$18.18 million) for the first half of 2022 from RMB38.77 million for the same period of 2021.

Adjusted net loss increased by 207.63% to RMB119.22 million (US$17.76 million) for the first half of 2022 from RMB38.75 million for the same period of 2021.

Net Loss Per Share

Basic and diluted net loss per ordinary share in the first half of 2022 were both RMB0.41 (US$0.06). Basic and diluted net loss per American Depositary Share (“ADS”) in the first half of 2022 were both RMB14.35 (US$2.10). Each ADS represents thirty-five of the Company’s Class A ordinary shares.

Adjusted basic and diluted net loss per ordinary share in the first half of 2022 were both RMB0.39 (US$0.06). Adjusted basic and diluted net loss per ADS in the first half of 2022 were both RMB13.65 (US$2.10).

Balance Sheet

The Company has combined cash and cash equivalents, short-term and long-term restricted cash of RMB293.21 million (US$43.69 million) as of June 30, 2022, compared to RMB224.79 million as of December 31, 2021.

Liquidity

There were recurring losses from operation since the year of 2019, and for the six months ended June 30, 2022, the Company reported a net loss of RMB123.60 million (US$18.42 million). In addition, as of June 30, 2022, the Company reported a negative working capital of RMB50 million (US$7.45 million) and had an accumulated deficit of RMB2,381.23 million (US$354.80 million). The Company’s operating results in future periods are subject to numerous uncertainties, and it is uncertain whether the Company will be able to reduce or eliminate its net loss in the foreseeable future. If the management is unable to generate significant revenues from its current services provided and further reduce its expenditures, the Company may not be able to achieve profitability, and if the Company fails to achieve these goals, the Company needs additional financing to execute its business plans and maintain its operations. Substantial doubt is probable without regard to the management’s plan. The Company has reached agreements with certain third parties to obtain: 1) a line of credit facility with an amount up to RMB306 million (US$45.59 million) and 2) a HKD 300 million (US$38.46 million) long-term loan, through which the substantial doubt is alleviated.

The Company believes that available cash, together with the efforts from management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the interim financial statements are issued, and the Company has prepared the consolidated financial statements on a going concern basis.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The Company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7114 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 8564-3600

E-mail: ir@pintec.com

Pintec Technology Holdings Ltd.

Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	December 31, 2021	June 30, 2022
		Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	217,901	286,734	42,723
Restricted cash	1,468	1,475	220
Short-term financing receivables, net	97,200	76,602	11,413
Short-term financial guarantee assets, net	12,947	8,781	1,308
Accounts receivable, net	36,854	35,426	5,278
Prepayments and other current assets, net	155,087	46,194	6,886
Amounts due from related parties, net	5,455	251	37

Total current assets	526,912	455,463	67,865

Non-current assets:
Non-current restricted cash	5,417	5,000	745
Long-term financing receivables, net	571	—	—
Long-term financial guarantee assets, net	184	—	—
Long-term investments	122,572	35,000	5,215
Property, equipment and software, net	95,695	92,160	13,732
Intangible assets, net	9,882	9,882	1,472

Total non-current assets	234,321	142,042	21,164

TOTAL ASSETS	761,233	597,505	89,029

LIABILITIES
Current liabilities:
Short-term funding debts	30	—	—
Accounts payable	21,400	21,016	3,131
Amounts due to related parties	289,936	291,357	43,412
Tax payable	30,901	31,487	4,692
Financial guarantee liabilities	13,736	8,623	1,285
Amount due to a third party	—	115,179	17,162
Accrued expenses and other liabilities	48,963	38,076	5,674

Total current liabilities	404,966	505,738	75,356

Non-current liabilities:
Convertible loan	400,000	250,000	37,250
Deferred tax liabilities	1,493	1,493	222
Other non-current liabilities	19,331	12,540	1,868
Amounts due to related parties, non-current	472	—	—

Total non-current liabilities	421,296	264,033	39,340

TOTAL LIABILITIES	826,262	769,771	114,696

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	233	233	35
Class B Ordinary Shares	42	42	6
Additional paid-in capital	1,992,321	1,998,599	297,792
Statutory reserves	31,279	32,546	4,849
Accumulated other comprehensive income	9,120	17,718	2,640
Accumulated deficit	(2,257,924)	(2,381,227)	(354,803)

TOTAL SHAREHOLDERS’ DEFICIT	(224,929)	(332,089)	(49,481)

Non-controlling interests	159,900	159,823	23,814

TOTAL DEFICIT	(65,029)	(172,266)	(25,667)

TOTAL LIABILITIES AND DEFICIT	761,233	597,505	89,029

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except for share and per share data)
	2021	2022	2022
	RMB	RMB	USD
Revenues:
Technical service fees	60,757	24,158	3,600
Installment service fees	8,622	9,020	1,344
Wealth management service fees and others	22,229	6,643	990

Total revenues	91,608	39,821	5,934

Cost of revenues:
Funding cost	(1,998)	(33)	(5)
Reversal (provision) of credit losses	7,490	(937)	(140)
Origination and servicing cost	(54,228)	(18,673)	(2,782)
Reversal of guarantee	624	364	54
Service cost charged by the related party	(1,517)	(33)	(5)

Cost of revenues	(49,629)	(19,312)	(2,878)

Gross profit	41,979	20,509	3,056

Operating expenses:
Sales and marketing expenses	(19,868)	(13,886)	(2,069)
General and administrative expenses	(37,920)	(19,569)	(2,916)
Research and development expenses	(16,193)	(10,543)	(1,571)
Intangible assets impairment	(1,984)	—	—

Total operating expenses	(75,965)	(43,998)	(6,556)

Loss from operations	(33,986)	(23,489)	(3,500)

Long-term investments impairment	—	(86,600)	(12,903)
Share of loss from equity method investments	—	(934)	(139)
Other expenses, net	(8,640)	(11,167)	(1,664)

Loss before income tax expense	(42,626)	(122,190)	(18,206)

Income tax benefit/(expense)	1,669	(1,412)	(210)

Net loss	(40,957)	(123,602)	(18,416)

Net loss attributable to Non-controlling interest	(2,191)	(1,566)	(233)
Net loss attributable to Pintec Technology Holdings Limited shareholders	(38,766)	(122,036)	(18,183)
Other comprehensive loss:
Fair value change in available for sale investment	(494)	—	—
Foreign currency translation adjustments, net of nil tax	(4,220)	(8,598)	(1,281)

Total other comprehensive loss	(4,714)	(8,598)	(1,281)

Total comprehensive loss	(45,671)	(132,200)	(19,697)

Total comprehensive loss attributable to Non-controlling interest	(2,191)	(1,566)	(233)
Total comprehensive loss attributable to Pintec Technology Holdings Limited shareholders	(43,480)	(130,634)	(19,464)
Net loss per ordinary share
Basic and diluted	(0.13)	(0.41)	(0.06)
Weighted average ordinary shares outstanding
Basic and diluted	299,441,438	300,059,264	300,059,264

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)	For the Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Net loss	(40,957)	(123,602)	(18,416)
Add: Share-based compensation expenses	2,203	4,383	653

Adjusted net loss	(38,754)	(119,219)	(17,763)

Net loss attributable to non-controlling interest	(2,191)	(1,566)	(233)
Adjusted net loss attributable to Pintec Technology Holdings Limited shareholders	(36,563)	(117,653)	(17,530)
Adjusted net loss per ordinary share
Basic and diluted	(0.12)	(0.39)	(0.06)
Weighted average number of ordinary shares outstanding
Basic and diluted	299,441,438	300,059,264	300,059,264